Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
Tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror Announces Record Results for Fourth Quarter of Fiscal 2003

•

Revenue of $17.8 million

•

GAAP income of $3.3 million or $0.29 per share

•

Cash flow from operations of $6.5 million

TORONTO, CANADA – (March 3, 2003) – DataMirror (Nasdaq: DMCX; TSX: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced its financial results for the fourth quarter of fiscal 2003.

Revenue for the quarter ended January 31, 2003 (“Q4 fiscal 2003”) was $17.8 million, as compared to $14.5 million for the quarter ended January 31, 2002 (“Q4 fiscal 2002”), an increase of 23.0%. The GAAP net income for Q4 fiscal 2003 was $3.3 million or $0.29 per basic and $0.28 per fully-diluted share compared to a net loss of $1.4 million or ($0.12) per basic and full-diluted share for Q4 fiscal 2002.   Adjusted net income (excluding losses resulting from the Company’s investment in PointBase, Inc. (“PointBase”) and amortization of intangibles) for the quarter was $3.9 million or $0.35 per basic and $0.34 per fully-diluted share, as compared to adjusted income on the same basis of $0.2 million or $0.02 per share for Q4 fiscal 2002. Cash flow from operations for Q4 fiscal 2003 was $6.5 million or $0.57 per share compared to $3.5 million or $0.30 per share in Q4 fiscal 2002. Cash, cash equivalents and short-term investments stood at $38.8 million or $3.39 per common share at the end of the quarter.

Revenue from licence sales accounted for 55.9% of total revenue in Q4 fiscal 2003 with a gross margin of 99.4%, as compared to 56.0% of total revenue and gross margin of 99.3% in Q4 fiscal 2002. Gross margin on maintenance and services was 61.0% in Q4 fiscal 2003, as compared to 50.3% in Q4 fiscal 2002. Overall gross margin for Q4 fiscal 2003 increased to 82.5% from 77.7% for Q4 fiscal 2002. Operating expenses for Q4 fiscal 2003 were $10.0 million compared to $11.3 million for Q4 fiscal 2002, a decrease of 11.0%. Total costs, including costs of revenue, were $13.2 million for Q4 fiscal 2003, down significantly from $14.5 million in Q4 fiscal 2002 and $14.6 million in the previous quarter. Total headcount was 276 at January 31, 2003 as compared to 308 at January 31, 2002 and down from 292 at the end of the third quarter of fiscal 2003.

Revenue for the year ended January 31, 2003 was $62.5 million, as compared to $56.4 million for the year ended January 31, 2002, an increase of 10.8%. The GAAP net loss for the year ended January 31, 2003 including the write-down of the Company’s investment in PointBase of $4.6 million or ($0.40) per share was $2.2 million or ($0.19) per share. The net income for the year ended January 31, 2003 excluding the write-down of the Company’s investment in PointBase was $2.4 million or $0.21 per share, as compared to a net loss of $5.7 million or ($0.49) per share on the same basis for the year ended January, 2002. Adjusted net income for the year ended January, 2003 was $7.3 million or $0.64 per share, as compared to adjusted net income of $1.7 million or $0.15 per share for the year ended January 31, 2002, an increase of $5.6 million.   Cash-flow from operations was $15.9 million in fiscal 2003 as compared to $15.3 million in the prior fiscal year.

“The fourth quarter results exceeded our expectations,” said Peter Cauley, CFO of DataMirror. “Revenue of $17.8 million and adjusted earnings of $3.9 million are all time highs for the Company and cash flow from operations of $6.5 million was ahead of our expectations. As expected, our total costs decreased significantly over the third quarter.”

During the fourth quarter the Company added 41 new customers to our global account base, who accounted for 34% of the quarter’s licence revenue. Key customer wins included: BetInternet.com, B&Q plc, Compania Industrial de Parras, Coastal Unilube, Electric Mobility, Group Athletica LLC, Henry Schien, S.P. Richards Company, The TJX Companies, Inc. and UBS Global Asset Management. Existing customers such as Cardinal Health, Cox Communications, Dalkia, FedEx Ground, Fidelity Investments, Health Net, Inc., JohnsonDiversy, JP Morgan Chase, Kuehne & Nagel Inc., Livit Immobilien Management AG, Telewest Communications and Scandinavian Airlines also made significant additional purchases of our software.

“All three strategic themes (Integration, Resiliency and Audit) continue to resonate in our target markets and are driving increased customer demand and license revenue for DataMirror.” commented Nigel Stokes, CEO of DataMirror. “We have focused on building a profitable and growth oriented business model.  Revenue productivity per employee hit our initial targets and we are pleased that the operating margin more than tripled over our third quarter.  More and more customers are exploiting the power of the real-time solutions we offer.   We believe that going forward, DataMirror has the elements needed for continued strategic and profitable growth.”

Business Outlook:

In the first quarter of fiscal 2004, DataMirror expects to earn GAAP net income in the range of $0.10 to $0.15 per share.

DataMirror will hold a webcast and conference call to present the results for the fourth quarter at 5:00 p.m. EST today, March 3, 2003. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-289-0468 at approximately 4:55 p.m. EST on March 3rd using reservation number 264428. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces Fourth Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

Copyright © 2002 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness, iReflect, Transformation Server and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	January 31,	January 31,
	2003	2002
Assets
Current assets
Cash and cash equivalents	$13,025	$9,073
Short-term investments	25,802	27,422
Accounts receivable	12,455	12,773
Prepaid expenses	1,618	1,747
Future tax assets	2,578	1,851

	55,478	52,866
Capital assets	3,931	3,702
Investment tax credits recoverable	1,664	2,440
Investments	9,768	7,495
Intangibles	7,388	9,982
Goodwill	3,118	3,118
	$81,347	$79,603

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$5,120	$3,855
Deferred revenue	18,137	14,583
Income taxes payable	993	0
Current portion of long-term debt	0	1,464
Current portion of capital lease obligations	89	138

	24,339	20,040
Future tax liabilities	1,505	1,106
Capital lease obligations	33	98
	25,877	21,244
Shareholders' Equity
Share capital
Common shares (January 31, 2003 - 11,461,142
January 31, 2002 - 11,472,027)	64,637	64,740
Cumulative translation adjustment	(498)	(498)
Deficit	(8,669)	(5,883)

	55,470	58,359
	$81,347	$79,603

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended		Twelve Months Ended
	January 31,		January 31,
	2003	2002	2003	2002
Revenue
Licence	$9,938	$8,095	$33,223	$28,592
Maintenance	6,173	4,949	23,210	20,562
Services	1,669	1,418	6,057	7,222

	17,780	14,462	62,490	56,376
Cost of revenue
Licence	59	60	239	257
Maintenance and services	3,052	3,164	12,605	13,464

	3,111	3,224	12,844	13,721
Gross margin	14,669	11,238	49,646	42,655
Operating expenses
Selling and marketing	5,308	5,284	21,289	21,542
Research and development	2,114	2,723	10,459	10,895
General and administration	1,942	2,556	8,812	9,088
Amortization of intangibles	685	723	2,740	3,244

	10,049	11,286	43,300	44,769
Operating income (loss)	4,620	(48)	6,346	(2,114)
Investment income, net	201	192	611	859
Income (loss) before income taxes	4,821	144	6,957	(1,255)
Income tax expense	1,571	643	2,434	297
Income (loss) before the under-noted	3,250	(499)	4,523	(1,552)
Losses from investment in PointBase, Inc.
Equity loss	0	(882)	(2,081)	(4,112)
Impairment of equity investment	0	0	(4,595)	0
Net income (loss)	$3,250	($1,381)	($2,153)	($5,664)

Income (loss) per share
Basic	$0.29	($0.12)	($0.19)	($0.49)
Fully diluted	$0.28	($0.12)	($0.19)	($0.49)
Weighted average number of
shares outstanding (000's)
Basic	11,388	11,434	11,411	11,500
Fully diluted	11,596	11,434	11,411	11,500

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended		Twelve Months Ended
	January 31,		January 31,
	2003	2002	2003	2002
Cash provided by (used in)
Operating activities
Net income (loss)	$3,250	($1,381)	($2,153)	($5,664)
Add (deduct) items not affecting cash:
Amortization of capital assets	186	596	1,630	1,876
Amortization of intangibles	685	723	2,740	3,244
Losses from investment in PointBase, Inc.	0	882	6,676	4,112
Investment tax credits recoverable	530	0	776	0
Future income taxes	(263)	(19)	(328)	(131)
Non-cash interest expense	0	30	63	215
Non-cash foreign exchange loss	0	97	59	97
Non-cash operating expense	20	90	186	90

	4,408	1,018	9,649	3,839

Changes in non-cash working capital balances	2,071	2,452	6,259	11,474

	6,479	3,470	15,908	15,313
Investing activities
Capital asset additions	(270)	(538)	(1,859)	(1,460)
Sale (purchase) of short-term investments	0	(27,422)	1,620	(27,422)
Investment in Idion	(40)	(820)	(8,949)	(820)
Acquisition of technology	(332)	(80)	(332)	(676)
Acquisition of business, net of cash	0	(724)	0	(724)

	(642)	(29,584)	(9,520)	(31,102)
Financing activities
Repayment of long-term liabilities	0	0	(1,586)	(1,566)
Capital lease payments	(28)	(80)	(114)	(275)
Issuance of share capital	454	359	821	747
Repurchase of share capital	(122)	(627)	(1,557)	(2,249)

	304	(348)	(2,436)	(3,343)
Increase (decrease) in
cash and cash equivalents	6,141	(26,462)	3,952	(19,132)
Cash and cash equivalents
Beginning of period	6,884	35,535	9,073	28,205

End of period	$13,025	$9,073	$13,025	$9,073